9/15

06016865

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brasgen

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05735 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/15/06

6-30-06
AR/S



Annual Report 2006

BresaGen

Contents

CORPORATE DIRECTORY	1
DIRECTORS' REPORT	2 - 8
CORPORATE GOVERNANCE STATEMENT	9 - 10
INCOME STATEMENT	11
BALANCE SHEET	12
STATEMENT OF CHANGES IN EQUITY	13
CASH FLOW STATEMENT	14
NOTES TO THE FINANCIAL STATEMENTS	15-43
DIRECTORS' DECLARATION	44
AUDITOR'S INDEPENDENCE DECLARATION	45
INDEPENDENT AUDIT REPORT	46 - 47

Corporate Directory

Directors

Mr Stephen Jones
Dr Wolf Hanisch
Dr Meera Verma
Dr Michael Monsour
Mr Geoff Thomas

Company Secretary

Mr Bryan Dulhunty

Registered and Principal Office

8 Dalgleish Street
Thebarton South Australia
Australia 5031
Tel: +61 8 8234 2660
Fax: +61 8 234 6268
www.bresagen.com.au

Share Register

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide South Australia
Australia 5000
Tel: 1300 556 161 (within Australia)
Tel: +61 3 9415 4000 (outside Australia)
Fax: +61 8 8236 2305

Solicitors

McCullough Robertson
GPO Box 1855
Brisbane Queensland
Australia 4001

Bankers

Commonwealth Bank of Australia
Port Road
Hindmarsh South Australia
Australia 5007

Auditors

Ernst & Young
GPO Box 1271
Adelaide South Australia
Australia 5001

Directors' Report

Your directors submit their report for the year ended 30 June 2006.

DIRECTORS

The names and details of the Company's directors in office at the end of the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsiblities.

Mr Stephen Jones – Chairman, Non-Executive Director.

Mr Jones has extensive hands-on management experience in technology companies and is also a specialist in corporate recovery. In the late 70s and 80s he was CEO of an Australian biotechnology company and related USA based biotechnology company. He oversaw the first Australian biotechnology company's entry into the competitive US market in 1983. He has been involved with several public capital raisings totaling $80 million and was a Director of Fortune Advanced Technologies Pty Ltd, Retirewise Capital Australia Ltd, Ingot Capital Management Pty Ltd and a number of venture capital companies. He has served on the boards of several listed public companies and managed leading edge innovative technology companies. During the past five years Mr Jones has served as Chairman of the following listed entities, Psiron Ltd (appointed director on 21/11/00) and Analytica Ltd (appointed director on 3/12/01). Mr Jones is also the Chairman of Australian Technology Innovation Fund Limited, Australian Biofund Limited (Hong Kong), CBio Limited and is a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

Dr Wolf Hanisch - PhD FAICD, Managing Director (MD), Executive Director.

Dr Hanisch has worked on the clinical development of a number of biotech drugs now approved for use around the world including, beta-Interferon (Betaseron), Interluekin-2 (Proleukin), TNF and monoclonal antibodies. Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc that subsequently merged with Biogen, and has had significant exposure to a number of other IPOs through his linkages to the California biotechnology and venture community. He is a non-executive director of Australian Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong). Dr Hanisch is also an executive director of CBio Limited.

Dr Meera Verma – BSc, MSc, PhD (Biochemistry), Chief Operating Officer (COO), Executive Director.

Dr Verma joined BresaGen in 1987 as Manager of the Company's Gene Technology Group involved in technical marketing and sales. She was appointed General Manager of the Protein Pharmaceuticals division in 1995 before becoming Chief Operating Officer in November 2000. Dr Verma holds no other professional directorships.

Dr Michael Monsour, MBBS-Hons, FACRRM, Non-Executive Director.

Dr Monsour is a Medical Practitioner with extensive interests in Queensland medical and dental centres. Dr Monsour graduated from the University of Queensland in 1977 in medicine with honours. He operates a medical management company, which provides management support to medical and dental practitioners. He is the principal of Godbar Software (established 1988) which is one of Australia's leading software developers of Occupational Health and Safety and Medical Accounting software packages in Australia. Dr Monsour is currently a non-executive director of Australian Technology Innovation Fund Ltd and Australia Biofund Investment Limited (Hong Kong). Dr Monsour is also the executive chairman of Analytica Ltd and the non-executive chairman of InJet Digital Aerosols Ltd.

Mr Geoff Thomas, BSc (Ma), B.E. (Hons), MBA, FAICD. Appointed 14 NOV 2005.

Mr Thomas is CEO of Paragon Advisory Pty Ltd, the investment advisor to Paragon Equity, a South Australian private equity fund. Previously, he was CEO of Playford Capital, Director – Operations at Tenix and Senior Manager at Vision Systems.

Directors' Report

COMPANY SECRETARY

Mr Bryan Dulhunty (BEc CA).

Company Secretarial Services for the Company are provided by CoSA Pty Ltd, which provides specialised Company Secretarial services for the biotechnology industry.

Mr Dulhunty founded CoSA Pty Ltd in 2001 after gaining extensive experience in a major international accounting firm and both large and small publicly listed entities. Mr Dulhunty is the Chairman of Psiron Limited (appointed on 10 April 2006) and is a director and company secretary of a number of listed and unlisted biotechnology companies.

Interests in the shares and options of the company and related bodies corporate.

As at the date of this report, the interests of the Directors in the shares and options of BresaGen Limited were:

	Number of Ordinary Shares	Number of Options over Ordinary Shares
Mr Stephen Jones	101,730	1,500,000
Dr Wolf Hanisch	247,119	1,500,000
Dr Meera Verma	214,323	1,575,000
Dr Michael Monsour	6,050,000	-
Mr Geoff Thomas	-	-

DIVIDENDS

No dividends have been paid by the Company or recommended by the Directors since the end of the financial year.

PRINCIPAL ACTIVITIES

The principal activities of the entities within the consolidated entity were process development and manufacture of protein and peptide therapeutics. There was no significant change in the nature of these activities during the year.

OPERATING AND FINANCIAL REVIEW

Group Overview

The Company achieved significant growth in both protEcol™ Services and Active Pharmaceutical Ingredients (API) Supply businesses during the year. The Board's objective for the company, set last financial year, to rapidly grow the protEcol™ Services business while establishing an API Supply business has been met. The business has signed up 10 new protEcol™ Services contracts during the period. This has been the driver for the sharp increase in revenues in that business unit. The Company has also been successful in securing contracts for API production. These have included contracts for the supply of clinical trial material and further supply contracts for our human growth hormone product, hGH.

Operating Results for the Year

The consolidated operating result for the year was an operating loss of $291,000 compared with a consolidated operating loss of $8,293,000 in the previous corresponding period.

Directors' Report

protEcol^{TM} Services

This division derived revenues of $3,777,000 for the financial year ended 30 June 2006, up from $1,187,000 in the previous corresponding period. The increase in revenues can be attributed to the company's continued success in securing new contracts from both existing and new customers.

The overall result of this division was an operating profit of $1,463,000 for the year ended 30 June 2006 compared with an operating profit of $717,000 in the previous corresponding period.

API (Active Pharmaceutical Ingredients)

This division derived revenues of $1,622,000 for the year ended 30 June 2006 up from $700,000 for the previous corresponding period. The income was derived from sales to existing customers of our human growth hormone and EquiGen™ products and also sales of clinical trial material previously developed by BresaGen.

The overall result of this division was an operating loss of $2,043,000 for the year compared with an operating loss of $203,000 for the previous corresponding period.

Dynamics of the Business

The Group continues to make inroads into the rapidly growing global biological drug market. With the growth in this market expected to continue over the next 10 years, it is anticipated that the Group will see steady growth over the coming years. The global API market for the subset of protein/peptides that the Group is developing continues to de-regulate providing opportunities for the Group in new markets. With these improving conditions the Group expects to continue to sign new supply agreements.

Shareholder Returns

Earnings per share	**2006**	**2005**
	$	**$**
Basic and diluted loss per share	(0.21) cents	(8.50) cents

Review of Financial Condition

Liquidity and funding

A Convertible Note Facility was approved at a shareholder meeting held on 11 October 2004. The Company can issue a maximum of 34 notes to CBio Limited, each with an issue price of $100,000 (maximum limit of facility - $3.4 million). The maturity date for this facility is 5 years from the commencement of the Convertible Note Facility. Interest is payable by the Company on the face value of the notes issued at a rate of 8% pa. As at the date of this report 18 notes had been issued under this facility.

With this facility the Group has sufficient funds to finance its operations.

Share issues during the year

During the period 3,580,000 ordinary shares were issued via a public equity offering through a Share Purchase Plan, at 10 cents per share. 10,000,000 shares were issued via convertible notes at a conversion rate of 5¢ per share. 13,915,000 shares were issued to Paragon Equity, 10,000,000 via convertible notes at a conversion rate of 5 cents and the balance of 3,915,000 at a share price of 9 cents. The proceeds were used for general working capital.

Capital expenditure

There has been an increase in the purchase of plant, property and equipment for 30 June 2006 to $760,000 from $72,000 in 2005. The largest purchase during the period being some $421,000 for the machinery, installation and modifications for the new Aseptic Fill Line. Further capital commitments of $78,000 exist at balance sheet date, primarily for production equipment.

Directors' Report

Risk Management

The group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the group's objectives and activities are aligned with the risks and opportunities identified.

The Board has not established a separate risk management committee as it considers matters of risk management should be addressed by all Board members. Any risk management issues are addressed at the Board meetings and actions are then discussed to address each issue.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes to the state of affairs during the reporting period.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Issue and conversion of convertible notes to shares

Subsequent to the balance date 6 convertible notes were issued under the Convertible Note Deed approved on 11 October 2004. Subsequent to the issue of these notes, 7,145,147 shares were issued to holders of convertible notes who exercised their rights to convert to shares.

Details of notes that were converted follow:

Number of notes	Value of each note	Date issued	Date converted	Weighted average conversion rate per share	Number of shares issued
5	100,000	7-26 JUL 2006	14 JUL – 9 AUG 2006	$0.06998	7,145,147

On 11 August 2006 the Directors of BresaGen Limited received an off market takeover offer for all of the issued capital in BresaGen from Hospira Holdings (S.A.) Pty Ltd, a wholly owned subsidiary of Hospira Inc.

Hospira is offering to acquire all outstanding fully paid ordinary shares in BresaGen for 14 cents per share in cash. Hospira is also separately offering to acquire all outstanding BresaGen share options from BresaGen optionholders. The price for options will be the difference between the 14 cents per share under the cash offer for shares and the exercise price of each option acquired. The closing date for this offer is 7.00pm on 25 September 2006.

Also, on 11 August 2006, CBio Limited completed the sale of a 19.95% shareholding interest in BresaGen to Hospira.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The BresaGen Board of Directors have recommended the acceptance of the offers made by Hospira Holdings (S.A.) Pty Ltd, to BresaGen shareholders and optionholders in the absence of higher priced offers. All BresaGen Directors who hold shares or options intend to accept the offers in respect of all shares and/or options they own or control in the absence of higher priced offers.

ENVIRONMENTAL REGULATIONS

The Company complies with all environmental regulations applicable to its operations.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Company currently insures the directors, company secretary and other executive staff for costs and expenses that may be incurred in defending any wrongful, but not willful, act, error or omission by the offices in their capacity as officers of the Company. The cost of this insurance is $12,765 per annum.

Directors' Report

DIRECTORS' MEETINGS ATTENDED

There were 9 directors meetings held during the year. The number of meetings attended by each director were as follows:

	Number of Meetings eligible to attend	Number of Meetings attended
Mr Stephen Jones (Chairman)	9	9
Mr Wolf Hanisch	9	8
Dr Meera Verma	9	9
Dr M Monsour	9	9
Mr G Thomas	5	5

REMUNERATION REPORT

This report outlines the nature and amount of remuneration for directors and executives of the Company.

Remuneration philosophy

The performance of the Company depends upon the quality of its directors and executives. It is imperative that the Company attract and retain appropriately experienced and qualified directors and executives.

In accordance with best practice corporate governance, the structure of non-executive directors and executive management remuneration is separate and distinct.

Non-executive director remuneration

The board policy is to remunerate non-executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualifications appropriate to the development strategy of the Company's Intellectual Property.

Non-executive directors' fees are not linked to the performance of the Company. However, to align directors' interests with shareholder interests, the directors are encouraged to hold shares in the company and the directors are issued options to provide the necessary incentive to work and grow long-term shareholder value.

The remuneration of non-executive directors for the period ending 30 June 2006 is detailed in Table 1 of this report.

Senior manager and executive director remuneration

The board policy is to remunerate executive directors at a level that provides the Company with the ability to attract and retain executives with the experience and qualification appropriate to the development strategy of the Company's Intellectual Property.

The Company provides options to executives to provide the necessary incentive to work and grow long-term shareholder value.

Table 2 of this report provides details of remuneration of key executives of the company.

Table 3 of this report provides details of options issued as part of remuneration.

Employment contracts

Dr Verma, Dr Bastiras and Dr Senn are employed under specific employment contracts, which commenced on 8 October 2004. All three executives must work for a minimum of 2 years from the date of the termination of "Deed of Company Arrangement" (13 October 2004) unless the company terminates employment. After this period the executives may terminate their employment by giving 3 months written notice. The company may terminate these employment agreements by providing 6 months written notice or provide payment in lieu of the notice period.

Directors' Report

Mr Herrington is employed under a specific employment contract, which commenced on 6 March 2006. After completing a 3-month probationary period the contract duration is open–ended. Termination after this period is by notification in writing giving either, 1 week (service less than 6 months) or 1 months notice (service more than 6 months). The company may terminate this agreement by providing the same notice in writing or by providing payment in lieu of notice for said periods.

The company may terminate these contracts at any time without notice if serious misconduct has occurred. Where termination with cause occurs the executives are only entitled to that portion of remuneration up to the date of termination.

Company's performance

The closing share price for shares in the Company as at 30 June 2006 was 0.085 cents per share.

Remuneration of directors and named executives

The remuneration of each director and senior decision-maker of the Company during the year is as follows:

Table 1: Directors' Remuneration Summary

		Short Term		Post Employment	Share Based Payments		Performance Related
		Salary & Fees $	Non – Monetary $	Super – annuation $	Equity Options* $	Total $	%
Mr S Jones	2006	74,666	-	6,007	-	80,673	-
Chairman	2005	60,956	-	5,000	120,000	185,956	-
Dr W Hanisch	2006	113,395	-	6,605	-	120,000	-
Managing Director	2005	89,596	-	-	120,000	209,596	-
Dr M Verma	2006	165,138	2,335	14,862	-	182,335	-
Chief Operating Officer	2005	151,376	1,705	13,623	120,000	286,704	-
Dr M Monsour Non-executive	2006	38,479	-	3,463	-	41,942	-
Appointed 26 JUL 2005	2005	-	-	-	-	-	-
Mr G Thomas Non-executive	2006	25,747	-	2,317	-	28,064	-
Appointed 14 NOV 2006	2005	-	-	-	-	-	-

* The fair value of the options is estimated on the grant date using the Black Scholes option-pricing model calculated in accordance with AASB 2. The market price on the date of grant (30 May 2005) was $0.11.

Table 2: Remuneration of Key Executives

		Short Term		Post Employment	Share Based Payments		Performance Related
		Salary & Fees $	Non – Monetary $	Super – annuation $	Equity Options* $	Total $	%
Mr J Yeates	2006	71,743	-	-	-	71,743	-
Chief Financial Officer	2005	55,076	-	-	40,000	95,076	-
Dr S Bastiras	2006	146,789	1,799	13,211	-	161,799	-
Chief Scientific Officer	2005	146,788	1,282	13,211	60,000	221,281	-
Dr C Senn	2006	93,028	18,753	9,908	-	121,689	-
Production Manager	2005	106,236	5,916	9,908	60,000	182,060	-
Mr R Herrington Quality Manager	2006	38,991	-	3,509	-	42,500	-
Commenced 6 MAR 2006	2005	-	-	-	-	-	-

* The fair value of the options is estimated on the grant date using the Black Scholes option-pricing model calculated in accordance with AASB 2. The market price on the date of grant (30 May 2005) was $0.06.

Directors' Report

Table 3: Options Granted as Part of Remuneration

No options were granted as part of remuneration during the financial year ended 30 June 2006.

2005	Vested	Granted	Grant Date	Value per Option	Exercise Price	Expiry Date	First Exercise Date	Last Exercise Date
Directors								
Mr S Jones	1,500,000	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 09	16 Dec 05	16 Dec 09
Dr M Verma	1,500,000	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 09	16 Dec 05	16 Dec 09
Dr W Hanisch	1,500,000	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 09	16 Dec 05	16 Dec 09
Specified Executives								
Mr J Yeates	1,000,000	1,000,000	30 May 05	$0.04	$0.12	30 May 10	30 May 05	30 May 10
Dr S Bastiras	1,500,000	1,500,000	30 May 05	$0.04	$0.12	30 May 10	30 May 05	30 May 10
Dr C Senn	1,500,000	1,500,000	30 May 05	$0.04	$0.12	30 May 10	30 May 05	30 May 10

Table 4: Compensation of Key Management Personnel

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Short-term	**791**	619	**791**	619
Post employment	**60**	42	**60**	42
Other long-term	**-**	-	**-**	-
Termination benefits	**-**	-	**-**	-
Share based payments	**-**	520	**-**	520
	851	1181	**851**	1181

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor Independence Declaration

The directors have received an auditor's independence declaration, which is attached on page 45 and forms part of this Director's Report.

Non-Audit Services

There were no non-audit services provided by Ernst & Young in the reporting period.

Signed in accordance with a resolution of the directors.

Mr Stephen Jones

Chairman
8 September 2006

Corporate Governance Statement

Board Role:

The Board is responsible for the corporate governance of the Company, including;

- control and accountability systems
- input and approval of corporate strategy and performance objectives
- reviewing and approving systems of risk management
- internal compliance and control
- ensuring appropriate resources are available
- monitoring senior management's performance
- implementation of strategy
- approving and monitoring financial and other reporting.

Board Composition:

The skills, experience and expertise relevant to the position of each director who is in office at the date of the annual report and their term of office are detailed in the directors' report.

The Board is currently comprised of five directors. Of these only two are non-executive (Dr Michael Monsour and Mr Geoff Thomas), and are determined by the board to be independent.

It is deemed that Mr Stephen Jones (Chairman) is not independent, as he is the Chairman of CBio Limited, which controls 38.9% of the capital of the Company as at 30 June 2006.

Dr Wolf Hanisch (MD) is considered not to be independent due to his executive role in the Company and his role as CEO of CBio Limited. Dr Meera Verma (COO) is also not considered to be independent due to her executive role.

The Board is of the view that the Board's current composition serves the interests of shareholders for the following reasons:

- The Board was substantially restructured in October 2004 following the voluntary administration of the Company. Mr Jones and Dr Hanisch hold their roles due to the financial investment and line of credit that CBio Limited provides.
- Both Mr Jones and Dr Hanisch have acknowledged that their current intentions are to be involved in the Company until it becomes self sustaining.
- After considering the needs of the Company at this time and procedures put in place, it is the view of the board that it is not in the interests of shareholders to change the current composition of the Board at this present time.
- Having regard to the size of CBio Limited's interests and the absence of any other significant relationship between the companies, the board believes CBio Limited's interests are independent of management and are aligned with those of shareholders.
- All directors have agreed not to participate in any decision in which they are conflicted. In the case of directors who are also directors of CBio Limited this would apply where, in the view of the board, CBio Limited's interests are, or could potentially be in conflict with those of other shareholders.
- Independent directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Written approval must be obtained from the Chairman prior to incurring any expense on behalf of the Company.

Nomination Committee:

The Board has elected not to establish a nomination committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a nomination committee.

Audit Committee:

The Board has elected not to establish an audit committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by an audit committee. The Board has, however, taken steps to safeguard the integrity of its financial reports.

- The Board reviews regular **periodic management** reports and has the opportunity to discuss these reports at regular board meetings.
- The Chairman discusses the annual financial report with the auditors in the absence of executive directors to provide an open and frank discussion of any issue or concern the auditors may have.

Corporate Governance Statement

Performance Evaluation:

The Board has not conducted a formal annual performance review this financial year. The Board is aware that the success of the Company is dependent on the performance of the board and key executives. As such the Chairman has regular contact with directors on an individual and group basis to discuss and revise the goals and objectives of the Company.

Remuneration Policies:

The Board has elected not to establish a remuneration committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a remuneration committee.

The amount of remuneration paid to all directors and executives including all monetary and non-monetary components are detailed in the Directors' Report.

The Board expects that the remuneration structure implemented will result in the Company being able to attract and retain the best executives. The Company, with shareholder approval, has granted options over ordinary shares in the Company to directors and senior executives to ensure that directors, executives and shareholder interests are aligned. There are no schemes for retirement benefits other than statutory superannuation for non-executive directors.

Trading Policy:

The Board has implemented a policy in relation to directors and employees trading in its securities. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Risk Oversight and Management:

The Company is a biotechnology entity at the initial stages of growth. The investment risk profile of the Company is high and investments in this Company are considered speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the board is responsible for risk oversight and management. Day to day responsibility is delegated to the MD, COO and CFO.

The MD, COO and CFO are responsible for

- Identification of risk;
- Monitoring risk;
- Communication of risk events to the board; and
- Responding to risk events, with board authority.

The Board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs.

Given its early stage of development, the financial and organisational risks are considered low, as there are simple financial and organisational structures in place. Success of the Company is dependent upon successful growth in sales.

Other Information:

Further information relating to the Company's corporate governance practices and policies has been made available on the Company's website.

Income Statement
for the year ended 30 June 2006

		Consolidated		The Company	
		2006	2005	**2006**	2005
Continuing Operations	Note	**$'000**	$'000	**$'000**	$'000
Sale of goods	4	**1,622**	700	**1,622**	700
Rendering of services	4	**3,777**	1,187	**3,777**	1,187
Finance revenue	4	**23**	43	**23**	43
License fees	4	**108**	123	**108**	123
Revenue		**5,530**	2,053	**5,530**	2,053
Other income	4	**164**	1,009	**164**	1,009
Cost of sales		**(715)**	(256)	**(715)**	(256)
Cost of rendering services		**(1,114)**	(2,360)	**(1,114)**	(2,360)
Selling & marketing expenditure		**(430)**	(150)	**(430)**	(150)
Finance costs		**(557)**	(424)	**(557)**	(424)
Legal fees		**(26)**	(268)	**(26)**	(268)
Depreciation		**(661)**	(677)	**(661)**	(677)
Administrators fees & expenses		**-**	(456)	**-**	(456)
Write off receivable from controlled entity		**-**	-	**-**	(152)
Impairment of value of investment in other entity		**-**	(4,769)	**-**	(4,769)
Other corporate/administration expenditure		**(2,482)**	(1,995)	**(2,482)**	(1,995)
Profit/(loss) before income tax		**(291)**	(8,293)	**(291)**	(8,445)
Income tax expense	5	**-**	-	**-**	-
Profit/(loss) after income tax expense		**(291)**	(8,293)	**(291)**	(8,445)
Net profit/(loss) for the period		**(291)**	(8,293)	**(291)**	(8,445)
Basic loss per share (cents per share)	6	**(0.21)**	(8.50)		
Diluted loss per share (cents per share)	6	**(0.21)**	(8.50)		

Balance Sheet
as at 30 June 2006

		Consolidated		The Company	
		2006	2005	**2006**	2005
	Note	**$'000**	$'000	**$'000**	$'000
Current Assets					
Cash and cash equivalents	7	**181**	1,309	**181**	1,309
Trade and other receivables	8	**668**	353	**668**	353
Inventories	9	**526**	-	**526**	-
Total Current Assets		**1,375**	1,662	**1,375**	1,662
Non-Current Assets					
Property, plant & equipment	10	**10,720**	10,622	**10,720**	10,622
Total Non-Current Assets		**10,720**	10,622	**10,720**	10,622
Total Assets		**12,095**	12,284	**12,095**	12,284
Current Liabilities					
Trade and other payables	13	**561**	1,499	**561**	1,499
Interest-bearing loans & borrowings	14	**597**	554	**597**	554
Provisions	15	**426**	359	**426**	359
Total Current Liabilities		**1,584**	2,412	**1,584**	2,412
Non-Current Liabilities					
Interest-bearing loans & borrowings	14	**6,481**	7,178	**6,481**	7,178
Provisions	15	**45**	71	**45**	71
Non interest-bearing loans & borrowings	16	**206**	320	**206**	320
Total Non-Current Liabilities		**6,732**	7,569	**6,732**	7,569
Total Liabilities		**8,316**	9,981	**8,316**	9,981
Net Assets		**3,779**	2,303	**3,779**	2,303
Equity					
Contributed equity	17	**65,858**	64,183	**65,858**	64,183
Reserves	18	**258**	200	**258**	200
Accumulated losses	19	**(62,337)**	(62,080)	**(62,337)**	(62,080)
Total Equity		**3,779**	2,303	**3,779**	2,303

Statement of Changes in Equity for the year ended 30 June 2006

CONSOLIDATED	Issued capital	Retained earnings	Other Reserves	Total equity
	$'000	$'000	$'000	$'000
At 1 July 2004	**61,083**	**(54,020)**	**233**	**7,296**
Transfer from Options Reserve	-	233	(233)	-
Profit/(Loss) for the period	-	(8,293)	-	(8,293)
Total income & expense for the period recognised directly in equity	-	(8,060)	(233)	(8,293)
Recognition of share based payments	-	-	200	200
Issue of Share Capital	3,100	-	-	3,100
At 30 June 2005	**64,183**	**(62,080)**	**200**	**2,303**
At 1 July 2005	**64,183**	**(62,080)**	**200**	**2,303**
Profit/(Loss) for the period	-	(291)	-	(291)
Total income & expense for the period recognised directly in equity	-	(291)	-	(291)
Cost of share based payment	-	-	58	58
Adjustment on transition to AASB 132 & AASB 139	-	34	-	34
Shares issued through Convertible Note conversion	1,000	-	-	1,000
Issue of share capital	675	-	-	675
At 30 June 2006	**65,858**	**(62,337)**	**258**	**3,779**

PARENT	Issued capital	Retained earnings	Other Reserves	Total equity
	$'000	$'000	$'000	$'000
At 1 July 2004	**61,083**	**(53,868)**	**233**	**7,215**
Transfer from Options Reserve	-	233	(233)	-
Profit/(Loss) for the period	-	(8,445)	-	(8,445)
Total income & expense for the period recognised directly in equity	-	(8,060)	(233)	(8,445)
Recognition of share based payments	-	-	200	200
Issue of Share Capital	3,100	-	-	3,100
At 30 June 2005	**64,183**	**(62,080)**	**200**	**2,303**
At 1 July 2005	**64,183**	**(62,080)**	**200**	**2,303**
Profit/(Loss) for the period	-	(291)	-	(291)
Total income & expense for the period recognised directly in equity	-	(291)	-	(291)
Cost of share based payment	-	-	58	58
Adjustment on transition to AASB 132 & AASB 139	-	34	-	34
Shares issued through Convertible Note conversion	1,000	-	-	1,000
Issue of share capital	675	-	-	675
At 30 June 2006	**65,858**	**(62,337)**	**258**	**3,779**

Cash Flow Statement
for the year ended 30 June 2006

	Note	Consolidated		The Company	
		2006	2005	**2006**	2005
		$'000	$'000	**$'000**	$'000
Cash flows from operating activities					
Cash receipts from customers		**5,855**	4,036	**5,855**	4,036
Employee and supplier payments		**(6,785)**	(7,288)	**(6,785)**	(7,288)
Borrowing costs		**(554)**	(635)	**(554)**	(635)
Interest received		**24**	35	**24**	35
Net cash flows from/(used in) operating activities	7	**(1,460)**	(3,852)	**(1,460)**	(3,852)
Cash flows from investing activities					
Proceeds from sale of intellectual property		**80**	18	**80**	18
Payments for property, plant & equipment		**(566)**	(123)	**(566)**	(123)
Loans repaid by other entities		**-**	7	**-**	14
Net cash from/(used in) investing activities		**(486)**	(98)	**(486)**	(91)
Cash flows from financing activities					
Proceeds from issues of shares, options		**1,572**	3,100	**1,572**	3,100
Proceeds from borrowings		**500**	892	**500**	892
Repayment of borrowings		**(1,254)**	(132)	**(1,254)**	(132)
Net cash from/(used in) financing activities		**818**	3,860	**818**	3,860
Net increase/(decrease) in cash and cash equivalents		**(1,128)**	(90)	**(1,128)**	(83)
Net foreign exchange differences		**-**	-	**-**	-
Cash & cash equivalents at beginning of period		**1,309**	1,399	**1,309**	1,392
Cash & cash equivalents at end of period	7	**181**	1,309	**181**	1,309

Note: $100k conversion of convertible note held by M Monsour was a non cash financing activity during the year.

Notes to the Financial Statements for the year ended 30 June 2006

1. CORPORATE INFORMATION

The financial report of BresaGen Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 8 September 2006.

BresaGen Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 3.

2. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared on the basis of historical cost basis, except for available for sale financial assets, which have been measured at fair value.

The company has net assets of $3,779,354 and incurred an operating loss after income tax of $291,456 for the year ended 30 June 2006. The company's ability to continue as a going concern and meet its debts as and when they fall due is dependent on the company:

- obtaining additional funding in the near future;
- continuing to receive the support of the current creditors; and
- generating future sales to enable the company to generate a profit and positive cashflows.

The company has previously relied on the support of its shareholders to provide equity funding to support its activities. The directors are actively seeking further funding to allow the company to continue to operate and grow the current revenue base, which is essential to the long-term viability of the company. In the directors' opinion, there are reasonable grounds to believe that such funding will continue to be available. However, if these efforts are unsuccessful, the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

A Convertible Note Facility was approved by Shareholders at the Company's shareholders meeting held on 11 October 2004 with CBio Limited. On the 6 December 2004 the Secured Convertible Note Facility with CBio Limited was amended and Australian Technology Innovation Fund agreed to subscribe for up to the first 9 Notes ($900,000) upon being called to do so by BresaGen Limited. The same terms and conditions will cover Australian Technology Innovation Fund and BresaGen Limited as the original facility provided by CBio Limited except that this facility is not secured over the assets of the Company.

It is the stated intention of all parties that these Convertible Note Facilities will only be drawn upon if required for continued cash solvency of the Company. As at the date of this report there are still 16 notes available to be drawn down for working capital requirements.

Subsequent to the balance date 6 convertible notes were issued under the Convertible Note Deed approved on 11 October 2004. Subsequent to the issue of these notes, 7,145,147 shares were issued to holders of convertible notes who exercised their rights to convert to shares.

Details of notes that were converted follow:

Number of notes	Value of each note	Date issued	Date converted	Weighted average conversion rate per share	Number of shares issued
5	100,000	7-26 July 2006	14 JUL – 9 AUG 2006	$0.06998	7,145,147

Notes to the Financial Statements for the year ended 30 June 2006

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first full-year financial report prepared based on AIFRS and comparatives for the year 30 June 2005 have been restated accordingly. The Company has adopted the exemption under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in Note 28.

Australian Accounting Standards that have recently been amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006. The table below outlines each of these amended standards and the expected change in accounting policy when applied, if any.

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date of Group
2004-3	AASB 1 *First-time adpotion of AIFRS*, AASB 101 *Presentation of Financial Statements*, AASB 124 *Related Party Disclosures*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-4	AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 1 *First-time adoption of AIFRS*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-5	AASB 1: *First-time adoption of AIFRS*, AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-9	AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts*, AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Disclosure and Presentation*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-10	AASB 132: *Financial Instruments: Presentation*, AASB 101: *Presentation of Financial Statements*, AASB 114: *Segment Reporting*, AASB 117: *Leases*, AASB 133: *Earnings per Share*, AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 1: *First-time adoption of AIFRS*, AASB 4: *Insurance Contracts*, AASB 1023: *General Insurance Contracts and* AASB 1038: *Life Insurance Contracts*	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007
2006-1	AASB 121 *The Effects of Change in Foreign Currency Rates*	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007

Notes to the Financial Statements for the year ended 30 June 2006

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date of Group
New standard	AASB 119 *Employee Benefits*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
New standard	AASB 7: *Financial Instruments: Disclosures*	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007
New standard	UIG 4 *Determining whether an Arrangement contains a Lease*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
New standard	UIG 5 *Rights to Interests in Decommissioning, Restoration and Environmental Rehabilitation Funds*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
New standard	*UIG 6 Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*	No change to accounting policy required. Therefore no impact	1 December 2005	1 July 2006
New standard	UIG 7 *Applying the Restatement approach under AASB 129 Financial Reporting in Hyperinflationary Economies*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
New standard	UIG 8 *Scope of AASB 2*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
New standard	UIG 9 *Reassessment of Embedded Derivatives*	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006

* Application date is for annual reporting periods beginning on or after the date shown in the table above.

The following amendments are not applicable to the Group and therefore have no impact.

AASB Amendment	Affected Standard(s)
2005-2	AASB 1023: *General Insurance Contracts*
2005-4	AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 132: *Financial Instruments: Disclosure and Presentation*, AASB 1: *First-time adoption of AIFRS*, AASB 1023: *General Insurance Contracts and* AASB 1028: *Life Insurance Contracts*
2005-9	AASB 4: *Insurance Contracts*, AASB 1023: *General Insurance Contracts*, AASB 139: *Financial Instruments: Recognition and Measurement and* AASB 132: *Financial Instruments: Disclosure and Presentation*
2005-12	AASB 1038: *Life Insurance Contracts and* AASB 1023: *General Insurance Contracts*
2005-13	AAS 25: *Financial Reporting by Superannuation Plans*

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of BresaGen Limited and its subsidiaries ('the Group'). The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All inter-company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which BresaGen has control.

Notes to the Financial Statements
for the year ended 30 June 2006

(d) Significant Accounting Judgements, Estimates and Assumptions

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(e) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

Rendering of services

Revenue from contract services are recognised by reference to the stage of completion of a contract. Stage of completion is measured by predetermined milestones negotiated at the inception of the contract.

License fees

License fees are recognized evenly over the life of the license.

Dividends and distributions

Dividends and distributions are brought to account in the income statements when they are proposed by the consolidated entities.

Interest income

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Accounting policies applicable for the year ending 30 June 2005.

Revenue is recognised when the Group's right to receive payment is established.

(f) Government Grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

(g) Borrowing Costs

Borrowing costs are recognised as an expensed when incurred.

Notes to the Financial Statements for the year ended 30 June 2006

(h) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(i) Trade and Other Receivables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade receivables, which generally have 7-30 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005

Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off when identified.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(k) Foreign Currency

Both the functional and presentation currency of BresaGen Limited and its Australian subsidiaries is Australian dollars (A$).

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at reporting date are retranslated at the rate of exchange ruling on that date.

Exchange differences relating to monetary assets and liabilities denominated in foreign currencies are brought to account in the income statement as exchange gains or losses, in the period in which the exchange rates change.

(l) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Notes to the Financial Statements for the year ended 30 June 2006

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(m) Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except;

- where the amount of GST incurred on the purchase of goods or services is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense of an item; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the ATO.

(n) Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are recorded at cost less accumulated depreciation, as outlined below, and any impairment in value. External costs incurred in the construction of the consolidated entity's building facility have been capitalised and recorded at cost.

Useful Lives

All assets have limited useful lives and are depreciated using the straight line method over their estimated useful lives, taking into account estimated residual value, with the exception of freehold land. Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation is expensed.

The depreciation rates or useful lives for each class of assets are as follows:

Property, plant and equipment	2006	2005
Buildings	4%	4%
Plant and equipment	10% -33%	10% -33%
Computer equipment	20% -33%	20% -33%
Furniture and fittings	10% -20%	10% -20%

Notes to the Financial Statements for the year ended 30 June 2006

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(o) Investments

All investments are initially recognised at the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place are recognised on the trade date i.e. the date that the Group commits to purchase the asset.

(p) Impairment of Assets

At each reporting date the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(q) Trade and Other Payables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade payables an other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 30 June 2005

Trade payables and other payables are carried at costs which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Notes to the Financial Statements for the year ended 30 June 2006

(r) Interest Bearing Loans and Borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest bearing loans and borrowings applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in the profit and loss when the liabilities are derecognised.

Accounting policies applicable for the year ending 30 June 2005

All loans were measured at the principle amount. Interest was recognised as an expense as it accrued.

(s) Non-interest Bearing Loans and Borrowings

Long-term non-interest bearing financial liabilities are discounted to their present value, based on the prevailing market rate, in the year the loans are received and the discount taken to the income statement. Each year a notional interest expense is charged against the income statement to accrue the loan to the face value payable in the future.

(t) Employee Benefits

Wages, Salaries and Annual Leave

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date. Including related on-costs, such as workers compensation insurance and payroll tax.

Long Service Leave

The amount provided for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made in connection with employees' services provided up to reporting date.

The provision is calculated using expected wage and salary rates, including related on-costs and expected settlement dates are based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

(u) Share Based Payment Transactions

The Group provides benefits to employees (including directors) of the Group in the form of share based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There is currently one plan in place to provide these benefits, namely the Employee Share Option Plan (ESOP), which provides benefits to all qualifying staff. The costs of the equity settled transactions with employees are measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black Scholes option-pricing model.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of BresaGen Limited ('market conditions'). The cost of equity settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date.

Notes to the Financial Statements for the year ended 30 June 2006

No adjustment is made for the likelihood of market performance conditions being met, as the effect of these conditions is included in the determination of fair value at grant date. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, and expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity settled award is cancelled, it is treated as if it had vested on the date of cancellation and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(v) Contributed Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Earnings Per Share

Basic earnings per share ('EPS') is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company outstanding during the year.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

(x) Deferred Income

Under the terms of the consolidated entity's major research contracts and government grants, the consolidated entity does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the income statement.

3. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Following the Company's restructure in 2004 Protein Pharmaceuticals was split into three segments. The three operating divisions are, protEcol™ Services: offering contract process development and manufacture of recombinant peptides and proteins, API (Active Pharmaceutical Ingredients): offering manufacture and sale of various growth hormone products and custom human and veterinary biopharmaceuticals, Operational Administration: this is the administrative arm of the business where non-sales revenue is collected.

Comparative information for the year ended 30 June 2005 has been restated to reflect the change in segments.

Notes to the Financial Statements for the year ended 30 June 2006

Business Segments

The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June 2006 and 30 June 2005.

	Operational Administration		API		protEcol™ Services		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Total Segment revenue	**295**	1,175	**1,622**	700	**3,777**	1,187	**5,694**	3,062
Result								
Segment result	**289**	(8,960)	**(2,043)**	(203)	**1,463**	717	**(291)**	(8,445)
Unallocated corporate expenses	**-**	-	**-**	-	**-**	-	**-**	152
Profit/(loss) before income tax	**289**	(8,960)	**(2,043)**	(203)	**1,463**	717	**(291)**	(8,293)
Income tax expense	**-**	-	**-**	-	**-**	-	**-**	-
Net profit/(loss)	**289**	(8,960)	**(2,043)**	(203)	**1,463**	717	**(291)**	(8,293)
Assets & liabilites								
Segment assets	**9,425**	11,018	**1,983**	822	**687**	444	**12,095**	12,284
Segment liabilities	**7,738**	9,244	**363**	556	**215**	181	**8,316**	9,981
Other segment information								
Capital expenditure	**32**	-	**523**	-	**205**	-	**760**	72
Depreciation & amortisation	**485**	813	**114**	103	**63**	39	**662**	954
Expenses other than depreciation & amortisation	**1,216**	4,675	**2,836**	646	**1,137**	470	**5,189**	5,791
Individually significant items								
Write off on intangibles	**-**	-	**-**	221	-	-	**-**	221
Adjustment to investments	**-**	4,769	**-**	-	-	-	**-**	4,769
Administrators costs	**-**	456	**-**	-	-	-	**-**	456
Cash flow information								
Net cash flow from operating activities	**(423)**	(3,327)	**(730)**	(452)	**(307)**	(329)	**(1,460)**	(4,107)
Net cash flow from investing activities	**57**	32	**(390)**	-	**(153)**	-	**(486)**	32
Net cash flow from financing activities	**818**	3,992	**-**	-	**-**	-	**818**	3,992

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The following table presents revenue and certain asset information regarding geographical segments for the years ended 30 June 2006 and 30 June 2005.

	Australia		United States		Other		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
External segment revenue by location of customers	**4,670**	2,204	**490**	590	**534**	268	**5,694**	3,062
Segment assets by location of assets	**12,095**	12,284	**-**	-	**-**	-	**12,095**	12,284
Capital expenditure	**760**	72	**-**	-	**-**	-	**760**	72

Notes to the Financial Statements for the year ended 30 June 2006

4. REVENUE AND EXPENSES

	Consolidated		The Company	
	2006	2005	**2006**	2005
Revenue	**$'000**	$'000	**$'000**	$'000
Sale of goods	**1,622**	700	**1,622**	700
Rendering of services	**3,777**	1,187	**3,777**	1,187
Finance revenue	**23**	43	**23**	43
License fees	**108**	123	**108**	123
	5,530	2,053	**5,530**	2,053
Other Income				
Legal settlements	-	900	-	900
Net gain from sale of asset	-	22	-	22
Sundry income	**164**	87	**164**	87
	164	1,009	**164**	1,009
Operating Expenses				
Cost of goods sold	**(715)**	(256)	**(715)**	(256)
Cost of rendering services	**(1,114)**	(2,360)	**(1,114)**	(2,360)
Amortisation of intellectual property	-	(42)	-	(42)
Write off of intellectual property	-	(221)	-	(221)
Depreciation of plant and equipment	**(214)**	(229)	**(214)**	(229)
Depreciation of buildings	**(448)**	(448)	**(448)**	(448)
Provision for employee benefits	**(295)**	(143)	**(295)**	(143)
Finance costs	**(557)**	(424)	**(557)**	(424)
Superannuation contributions	**(258)**	(189)	**(258)**	(189)
Net foreign exchange loss	-	(8)	-	(8)
Costs associated with the administration of the company	**(2,326)**	(2,066)	**(2,326)**	(2,066)
Share based payments	**(58)**	(200)	**(58)**	(200)
Write off of receivable from controlled entity	-	-	-	(152)
Impairment in value of investment in other entity	-	(4,769)	-	(4,769)
Total profit/(loss) for the period	**(291)**	(8,293)	**(291)**	(8,445)

Notes to the Financial Statements for the year ended 30 June 2006

5. TAXATION

(a) Income Tax Expense

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicalbe income tax rate is as follows:

	Consolidated		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Prima facie income tax expense/(benefit) calculated at 30% (2005: 30%) on profit/(loss) from ordinary activities	**(87)**	(2,428)	**(87)**	(2,474)
Increase in income tax expense due to non tax deductible items:				
Legal fees	**-**	80	**-**	80
Sundry items (including entertainment)	**101**	1	**101**	1
Amortisation & write off of intellectual property	**-**	79	**-**	79
	14	(2,268)	**14**	(2,314)
Adjustment to prior year tax losses brought forward	**(1,347)**	270	**(1,347)**	270
Net deferred tax assets from losses	**1,333**	1,998	**1,333**	2,044
Income tax expense from ordinary activities	**-**	-	**-**	-

(b) Deferred Tax Assets Not Brought to Account

The potential deferred tax asset in the consolidated entity arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses and temporary differences is not probable:

Deferred tax asset on tax losses carried forward	**10,447**	11,808	**10,493**	11,854
Deferred tax asset on temporary differences	**241**	274	**241**	274
	10,687	12,082	**10,734**	12,128

The amounts comprise the estimated future benefit at the applicable rate of 30% (2005: 30%), which represents the applicable tax rate at which the benefit may be utilised.

Tax Consolidation

BresaGen Limited and its 100% owned Australian resident subsidiaries have formed a tax consolidated group with effect from 1 July 2004. BresaGen Limited is the head entity of the tax consolidated group. Deferred taxes are allocated to members of the consolidation group in accordance with the principles of AASB 112 Income Taxes.

6. EARNINGS PER SHARE

The net loss shown as per the income statement of $291,456 (2005:$8,293,890) has been used to calculate basic and diluted earnings per share for the company.

	2006	2005
Weighted average number of ordinary shares used in the calculation of basic & diluted earnings per share	**137,312,814**	97,627,731

The Company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 17,367,650 (2005: 13,183,650) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share.

Notes to the Financial Statements for the year ended 30 June 2006

7. CASH AND CASH EQUIVALENTS

(a) Reconciliation of Cash

For the purpose of the Cash Flow Statement, cash includes cash on hand and at bank and deposits at call. Cash as at the end of the financial year as shown in the Cash Flow Statement is as per the disclosure in the Balance Sheet.

	Consolidated		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Cash at bank & on hand	**37**	1,124	**37**	1,124
Bank short term deposits & commercial bills	**144**	185	**144**	185
	181	1,309	**181**	1,309

The bank short term deposits pay interest at a weighted average rate of 5.25% (2005: 5.5%) at 30 June 2006.

(b) Reconciliation of Net Profit/(Loss) after Income Tax to Net Cash Provided by Operating Activities

	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Net profit/(loss) after income tax	**(291)**	(8,293)	**(291)**	(8,445)
Add/(less) non-cash items:				
Profit on disposal of non-current assets	**-**	(15)	**-**	(15)
Write down of investment in controlled entity	**-**	4,769	**-**	4,769
Amortisation of intellectual property	**-**	42	**-**	42
Write off of intangibles	**-**	221	**-**	221
Provision for doubtful debts	**-**	28	**-**	28
Depreciation	**661**	677	**661**	677
Share based payments	**58**	200	**58**	200
Write off of debt in controlled entity	**-**	-	**-**	152
Net cash used in operating activities before change in assets and liabilities	**428**	(2,371)	**428**	(2,371)
Change in assets and liabilities during the financial year adjusted for effects of purchase and disposal of controlled entities during the financial year:				
(Increase)/decrease in inventories	**(526)**	57	**(526)**	57
(Increase)/decrease in other receivables	**(15)**	50	**(15)**	50
(Increase)/decrease in trade debtors	**(300)**	(279)	**(300)**	(279)
(Decrease)/increase in deferred income	**(114)**	314	**(114)**	314
(Decrease)/increase in trade creditors	**62**	(1,349)	**62**	(1,349)
(Decrease)/increase in other creditors	**(1,036)**	(162)	**(1,036)**	(162)
(Decrease)/increase in employee provisions	**41**	(112)	**41**	(112)
Net cash used in operating activities	**(1,460)**	(3,852)	**(1,460)**	(3,852)

Notes to the Financial Statements for the year ended 30 June 2006

8. TRADE AND OTHER RECEIVABLES

	Consolidated		The Company	
	2006	2005	**2006**	2005
Current	**$'000**	$'000	**$'000**	$'000
Trade debtors[i]	**648**	382	**648**	382
Provision for doubtful debts	**-**	(34)	**-**	(34)
	648	348	**648**	348
Other debtors	**20**	5	**20**	5
	668	353	**668**	353

(i) Trade receivables are non-interest bearing and are generally on 7 – 60 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable is impaired. Details regarding the effective interest rate and credit risk of current receivables is disclosed in Note 20.

9. INVENTORIES

Work in progress at cost	**187**	-	**187**	-
Finished goods at cost	**339**	-	**339**	-
	526	-	**526**	-

10. PROPERTY, PLANT AND EQUIPMENT

Land – at cost	**600**	600	**600**	600
Buildings - at cost	**9,960**	9,960	**9,960**	9,960
Accumulated depreciation	**(1,424)**	(976)	**(1,424)**	(976)
	9,136	9,584	**9,136**	9,584
Plant & equipment – at cost	**3,371**	3,033	**3,371**	3,033
Accumulated depreciation	**(2,209)**	(1,995)	**(2,209)**	(1,995)
Capital WIP	**422**	-	**422**	-
	1,584	1,038	**1,584**	1,038
Total property, plant & equipment - Net book value	**10,720**	10,622	**10,720**	10,622

The land and buildings are funded by the Deferred Purchase Agreement with the State Government of South Australia as disclosed in Note 14. Title of the land and buildings is retained by the State Government of South Australia and passes to the Company on repayment of the loan.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold Land Carrying amount at beginning of year	**600**	600	**600**	600
Freehold Land Carrying amount at end of year	**600**	600	**600**	600
Buildings Carrying amount at beginning of year	**8,984**	9,506	**8,984**	9,506
Disposals	**-**	(74)	**-**	(74)
Depreciation	**(448)**	(448)	**(448)**	(448)
Buildings Carrying amount at end of year	**8,536**	8,984	**8,536**	8,984
Plant & Equipment Carrying amount at beginning of year	**1,038**	1,210	**1,038**	1,210
Additions	**338**	72	**338**	72
Disposals	**-**	(15)	**-**	(15)
Capital WIP	**422**	-	**422**	-
Depreciation	**(214)**	(229)	**(214)**	(229)
Plant & Equipment Carrying amount at end of year	**1,584**	1,038	**1,584**	1,038

Notes to the Financial Statements for the year ended 30 June 2006

11. INTANGIBLES

	Consolidated		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Commercialised intellectual property – at cost	-	263	-	263
Accumulated amortisation	-	(42)	-	(42)
Write down of intellectual property	-	(221)	-	(221)
Total intellectual property	-	-	-	-

12. SHARE BASED PAYMENT TRANSACTIONS/EMPLOYEE BENEFITS

Aggregate liability for employee benefits including on-costs are disclosed in Note 16 to these accounts.

Number of employees

Number of employees at year end	**50**	38	**50**	38

The following table illustrates the number and weighted average exercise price (WAEP) of and movements in all share options issued during the year:

	2006	**2006**	2005	2005
	Number	**WAEP**	Number	WAEP
Outstanding at the beginning of the year	**13,183,650**	**0.48**	3,683,650	1.41
Granted during the year	**7,999,000**	**0.11**	9,500,000	0.12
Forfeited during the year	**(3,815,000)**	**1.44**	-	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**17,367,650**	**0.15**	13,183,650	0.48
Exercisable at the end of the year	**15,652,650**	**0.13**	10,183,650	0.15

The outstanding balance as at 30 June 2006 is represented by:

- 264,000 options over ordinary shares with an exercise price of $1.00 each, exercisable upon meeting the plan conditions and until 18 October 2009.
- 25,000 options over ordinary shares with an exercies price of $1.48 each, exercisable upon meeting the plan conditions and until 29 November 2009.
- 135,000 options over ordinary shares with an exercise price of $1.50 each, exercisable upon meeting the plan conditions and until 10 October 2010.
- 20,000 options over ordinary shares with an exercise price of $1.01 each, exercisable upon meeting the plan conditions and until 30 June 2012.
- 25,000 options over ordinary shares with an exercise price of $0.27 each, exercisable upon meeting the plan conditions and until 30 May 2013.
- 13,415,000 options over ordinary shares with an exercise price of $0.12 each, exercisable upon meeting the plan conditions and until the relevant expiry date.
- 3,484,000 options over ordinary shares with an exercise price of $0.10 each, exercisable upon meeting the plan conditions and until the relevant expiry date.

No options were exercised during the period accordingly no fair value disclosure of options exercised is required. The details of the options granted during the period are set out in the table on page 31.

Notes to the Financial Statements for the year ended 30 June 2006

BresaGen Employee Options Incentive Plan implemented 24 June 1999, amended 5 October 2002

The details of the plan were included in the Company's initial Prospectus dated 23 July 1999, and amended 5 October 2002.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and have been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Limited related company.

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.

Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

The US BresaGen Employee Options Incentive plan approved 5 October 2002.

The details of the plan were issued in the Company's Notice of Annual General Meeting for the 21 November 2002 Annual General Meeting.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine) who reside in the United States at the time the options are granted; or
- be a Director of a BresaGen Limited company.

Exercise Price: The exercise price of any option is the amount determined by the directors, however the exercise price must be less than 100% of the Fair Market Value of a share on the date on which the option is granted or 110% of the Fair Market Value if at the time the option is granted, the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or parent or any subsidiary of the Company.

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option, however, the exercise period must not exceed 10 years from the date the option was granted, or 5 years if the Eligible Person owns directly or indirectly 10% of the total combined voting power of all classes of securities of the Company, or any parent of subsidiary of the Company.

Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre 24 June 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis.
Exercise Period: The exercise period could not exceed 5 years.

Employee Options Incentive Plan pre 24 June 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 5,00,000 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercies price for these options is 0.12 cents per option.
Exercise Period: The exercies period could not exceed 5 years.

Notes to the Financial Statements for the year ended 30 June 2006

Another 4,084,000 options were issued pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercies price for these options is 0.10 cents per option.
Exercise Period: The exercise period could not exceed 5 years.

Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000. The terms of the options issued under this plan are as follows –

(i) exercisable on or before 8 November 2005,

(ii) based upon the Company's share price trading above hurdle prices for 5 consecutive days,

(iii) exercise price is $1.50. These options have now all lapsed.

The total number of employee options issued under the management plan and outstanding is as follows:

Issue date	Expiry date	Exercise price	Options Issued	Options exercised and shares issued		Total options available to be exercised		Total options not yet vested		Total options not available as lapsed / unexercised Note (a)	
				2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
			'000	**'000**	'000	**'000**	'000	**'000**	'000	**'000**	'000
18 Oct 1999	18 Oct 2009	$1.00	825	**-**	-	**264**	314	**-**	-	**561**	511
29 Nov 1999	29 Nov 2009	$1.48	125	**-**	-	**25**	25	**-**	-	**100**	100
10 Oct 2000	10 Oct 2010	$1.50	432	**-**	-	**135**	150	**-**	-	**297**	282
09 Nov 2000	08 Nov 2005	$1.50	1,000	**-**	-	**-**	-	**-**	1,000	**1,000**	-
18 May 2001	18 May 2011	$1.50	238	**-**	-	**-**	25	**-**	-	**238**	213
23 Jan 2003	30 Jun 2012	$1.01	324	**-**	-	**20**	20	**-**	-	**304**	304
30 May 2003	30 May 2013	$0.27	67	**-**	-	**25**	25	**-**	-	**42**	42
16 Dec 2004	16 Dec 2009	$0.12	4,500	**-**	-	**4,500**	4,500	**-**	-	**-**	-
30 May 2005	30 May 2010	$0.12	5,000	**-**	-	**5,000**	5,000	**-**	-	**-**	-
11 Jul 2005	11 Jul 2010	$0.10	3,700	**-**	-	**1,525**	-	**1,525**	-	**850**	-
11 Jul 2005	04 Jan 2011	$0.10	50	**-**	-	**16.5**	-	**33.5**	-	**-**	-
11 Jul 2005	07 Mar 2011	$0.10	36.5	**-**	-	**12**	-	**24.5**	-	**-**	-
11 Jul 2005	29 Mar 2011	$0.10	66	**-**	-	**22**	-	**44**	-	**-**	-
11 Jul 2005	04 Apr 2011	$0.10	31.5	**-**	-	**10.5**	-	**21**	-	**-**	-
11 Jul 2005	17 May 2011	$0.10	50	**-**	-	**-**	-	**-**	-	**50**	-
11 Jul 2005	23 May 2011	$0.10	100	**-**	-	**33.3**	-	**66.7**	-	**-**	-
11 Jul 2005	14 Jun 2011	$0.10	50	**-**	-	**-**	-	**-**	-	**50**	-
			16,595	**-**	-	**11,588**	10,059	**1,715**	1,000	**3,492**	1,452

The total number of employee options outstanding disclosed in Note 17 to these accounts is 13,302,650 (2005: 11,033,650) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding pages.

(a) Total options not available as lapsed/unexercised result from:
- options not being exercised by the expiry date; or
- options lapsing due to the holder ceasing to be an employee for any reason other than death or retirement.

No options were exercised during the financial year.

Notes to the Financial Statements for the year ended 30 June 2006

13. TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade creditors(i)	**130**	69	**130**	69
Other creditors and accruals	**231**	1,030	**231**	1,030
Amount payable to related entity	**200**	400	**200**	400
	561	1,499	**561**	1,499

(i) Trade payables are non-interest bearing and are normally settled on 30 day from end of month terms. Information regarding the effective interest rate and credit risk of current payables is set out in Note 20.

14. INTEREST BEARING LIABILITIES

Current				
Long term loan – secured (i)	**597**	554	**597**	554
Non-Current				
Long term loan – secured (i)	**6,481**	7,078	**6,481**	7,078
Long term loan – Dr M Monsour(ii)	**-**	100	**-**	100
	7,078	7,178	**7,078**	7,178

Notes:

(i) On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The term of this loan is 10 years while the security for this loan is a charge over the land and building.

(ii) On 1 June 2005 the company issued a convertible note to Dr M Monsour. This note has a value of $100,000. The note has a coupon rate of 8% with interest accruing daily and payable monthly. This note was converted to equity on 2 August 2005.

15. PROVISIONS

Current				
Employee benefits				
- annual leave	**152**	120	**152**	120
- long service leave	**274**	239	**274**	239
	426	359	**426**	359
Non-Current				
Employee benefits				
- long service leave	**45**	71	**45**	71
Total Employee Benefits	**471**	430	**471**	430

16. NON INTEREST BEARING LIABILITES (NON-CURRENT)

Non-Interest Bearing				
Deferred income	**200**	314	**200**	314
Unsecured long term loans	**6**	6	**6**	6
	206	320	**206**	320

Notes to the Financial Statements for the year ended 30 June 2006

17. CONTRIBUTED EQUITY

(a) Issued and Paid Up

	Consolidated		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Ordinary shares, fully paid 142,716,557 (2005: 115,221,557)	**65,858**	64,183	**65,858**	64,183

(b) Ordinary Shares

	Consolidated		The Company	
Movements in ordinary shares on issuel	Thousands	$'000	Thousands	$'000
As at 1 July 2004	54,499	61,083	54,499	61,083
Issued on 11 October 2004(i)	56,723	2,900	56,723	2,900
Issued on 6 December 2004(ii)	4,000	200	4,000	200
As at 1 July 2005	115,222	64,183	115,222	64,183
Issued during July and August 2005(iii)	20,000	1,000	20,000	1,000
Issued on 16 August 2005(iv)	3,915	352	3,915	352
Issued via Share Purchase Plan(v)	3,580	358	3,580	358
Transaction costs of Share Purchase plan	-	(35)	-	(35)
As at 30 June 2006	142,717	65,858	142,717	65,858

In the event of winding up of the Company ordinary shareholders rank after creditors and after payment of all liabilities.

Notes:

(i) On 11 October 2004, shareholders approved the issue of 51% of the issued capital of the Company (56,722,994 ordinary shares) to CBio Limited in return for a capital injection of $2.9 million and the provision of a Convertible Note Facility with a value up to $3.4 million.

(ii) On 6 December 2004 the secured Convertible Note Facility with CBio Limited was amended where Australian Technology Innovation Fund Limited assumed obligations under the facility to the extent of $900,000. Subsequently the Company called upon 2 notes ($200,000) provided under the facility. Immediately upon the issue of the notes Australian Technology Innovation Fund exercised their right and converted the notes into 4,000,000 shares.

(iii) M Monsour and Yarandi convertible notes issued in July and August 2005.

(iv) On 16 August 2005 Paragon Equity Ltd purchased 3,915,000 shares at 9 cents which is a 10% discount to the 5 day volume weighted average price of the Company's stock at that time.

(v) 3,580,000 shares were issued under the Share Purchase Plan that closed on 10 February 2006. All eligible directors applied for shares under this plan.

(c) Options

The number of unissued ordinary shares for which options are outstanding at 30 June 2006 is 17,367,650 (2005: 13,183,650) comprising:

	Exercise Price $	2006 '000	2005 '000
Employee options (i)	$0.10 to $1.50	**13,303**	11,034
Consultant options (ii)	$0.30	**100**	100
Consultant options (iii)	$0.31	**50**	50
Options due on or before 8 November 2005 (iv)	1.50	-	2,000
Other options (v)	$0.12	**3,915**	-
		17,368	13,184

Notes to the Financial Statements for the year ended 30 June 2006

As at 30 June 2006 the Company's share price was 0.085 cents (30 June 2005: 0.056 cents).

Notes:

(i) An analysis of employee options outstanding is disclosed in Note 12 of this report.

(ii) On 30 May 2003 a consultant to the Company was issued 100,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:
Exercise Price: $0.30
Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iii) On 31 August 2003 a consultant to the Company was issued 50,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:
Exercise Price: $0.31
Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iv) On 9 November 2000 as part of the merger of CytoGenesis Inc existing CytoGenesis Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on 8 November 2005. The exercise terms and price are the same as those set out in Note 14 for the Management Option Plan.

(v) On 5 December 2005 Paragon Equity was issued 3,915,000 unlisted options at an exercise price of 12 cents and an expiry date of 5 December 2010.

18. RESERVES

	Consolidated		The Company	
	2006	2005	**2006**	2005
Movements in Reserve	**$'000**	$'000	**$'000**	$'000
Reserves at the beginning of year	**200**	233	**200**	233
Share based payment	**58**	200	**58**	200
Transfer to Accumulated Losses	**-**	(233)	**-**	(233)
Reserves at end of year	**258**	200	**258**	200

Employee equity benefits reserve

This reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. Refer to Note 2 for further details of these plans.

19. ACCUMULATED LOSSES

Accumulated losses at beginning of year	**(62,080)**	(54,020)	**(62,080)**	(53,868)
Transfer from Options Reserve	**-**	233	**-**	233
Adjustment on transition to AASB 132 & AASB 139	**34**	-	**34**	-
Net loss attributable to members of the parent entity	**(291)**	(8,293)	**(291)**	(8,445)
Accumulated losses at end of year	**(62,337)**	(62,080)	**(62,337)**	(62,080)

Notes to the Financial Statements for the year ended 30 June 2006

20. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

2006				Fixed Interest Maturing In			
Financial Assets	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	1 year or less $'000	Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
Cash	7	2.66%	35	143	-	2	181
Receivables	8	-	-	-	-	668	668
			35	143	-	670	849
Financial Liabilities							
Payables	13	-	-	-	-	561	561
Interest bearing liabilities	14	7.47%	7,078	-	-	-	7,078
Non-interest bearing liabilities	16	-	-	-	-	206	206
			7,078	-	-	567	7,645

2005				Fixed Interest Maturing In			
Financial Assets	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	1 year or less $'000	Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
Cash	7	1.38%	1,123	185	-	1	1,309
Receivables	8	-	-	-	-	354	354
			1,123	185	-	355	1,663
Financial Liabilities							
Payables	13	-	-	-	-	1,499	1,499
Interest bearing liabilities	14	7.47%	7,732	-	-	-	7,732
Non-interest bearing liabilities	16	-	-	-	-	320	320
			7,732	-	-	1,819	9,551

(b) Foreign Exchange Risk

The consolidated entity does not have any holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

The consolidated entity may enter into forward exchange contracts to hedge certain funding requirements denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at 30 June 2006 there were no forward exchange contracts outstanding (2005: nil). There was no unrealised loss at 30 June 2006 (2005: nil).

As at 30 June 2006 there were no unhedged amounts payable or receivable in foreign currencies.

(c) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

Recognised Financial Instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Notes to the Financial Statements for the year ended 30 June 2006

Concentration of credit risk on trade debtors exists in respect of the consolidated entities protEcol™ Services contract manufacturing business within the Protein Pharmaceuticals business segment.

The consolidated entity minimises concentrations of credit risk in its sales of products by undertaking transactions with a large number of customers.

Unrecognised Financial Instruments

The consolidated entity does not have any unrecognised financial instruments as at 30 June 2006.

(d) Net Fair Values of Financial Assets and Liabilities

Valuation Approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

Recognised Financial Instruments

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable on market yield, having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals, employee benefits and deferred income approximate net fair value.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Consolidated		The Company	
	Carrying amount		Net fair value	
	2006	2005	2006	2005
Financial Assets	$'000	$'000	$'000	$'000
Cash	181	1,309	181	1,309
Receivables	668	353	668	353
Financial Liabilities				
Payables	561	1,499	561	1,499
Interest bearing loans	7,078	7,732	7,078	7,732
Non-interest bearing loans	206	320	206	320

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

21. COMMITMENTS AND CONTINGENCIES

Superannuation Commitments

The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

Capital Expenditure Commitments

	Consolidated		The Company	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Contracted but not provided for and payable not later than one year.	78	197	78	197

Finance Lease Commitments

The Company has no finance lease commitments as at 30 June 2006 (2005: nil).

Notes to the Financial Statements for the year ended 30 June 2006

Operating Lease Commitments

The consolidated entity as at reporting date has no operating lease commitments.

Related Bodies Corporate Contingencies

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd

BresaGen Investments Pty Ltd

The consolidated Income Statement and consolidated Balance Sheet comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2006, is reflected by the holding company's Income Statement and Balance Sheet.

22. INTEREST IN JOINTLY CONTROLLED ENTITY

BresaGen Xenograft Marketing Pty Ltd

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company had 50% ownership of the associated company. The equity accounted value of the investment had been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment.

In October 2003 the Company signed an agreement to transfer its interest in BresaGen Xenograft Marketing Pty Ltd to St Vincent Hospital. Despite the agreement the Company is yet to transfer the shares. The Company believes it now has no formal association in BresaGen Xenograft Marketing Pty Ltd.

23. RELATED PARTY DISCLOSURE

(a) Particulars in Relation to Controlled Entities

	Class of Share	Economic Entity Interest	
BresaGen Limited		**2006**	2005
Controlled Entities		%	%
Metrotec Pty Ltd	Ordinary	**100**	100
BresaGen Investments Pty Ltd*	Ordinary	**100**	100
BresaGen Transgenics Pty Ltd	Ordinary	**100**	100
Generipharm Inc	Ordinary	**100**	100

*Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except Generipharm Inc were incorporated in Australia. Generipharm Inc was incorporated in USA.

Notes to the Financial Statements for the year ended 30 June 2006

(b) Controlling Entity

The controlling entity of the Company as at the reporting date was CBio Limited. CBio Limited owned 38.9% of issued capital of the Company as at 30 June 2006. Subsequent to year end this holding was reduced by 19.95% when the sale of shares was made to Hospira.

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expenses that resulted from transactions with the controlling entity are:

	Consolidated		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Revenues from rendering services	**3,396**	405	**3,396**	405

Loans

CBio Limited provided a loan to the Company on 28 June 2005 in the sum of $200,000. This loan was a no interest, unsecured, short term loan repayable by 31 July 2006. This loan was repaid within the agreed timeframe with CBio Limited.

Balances of Controlling Entity

The aggregate amounts receivable from and payable to the controlling entity by the Company at balance date:

Receivables				
Current	**176**	-	**176**	-
Payables				
Current	**209**	418	**209**	418

24. AUDITORS' REMUNERATION

	Consolidated		The Company	
Amounts received or due & receivable by the auditors of the	**2006**	2005	**2006**	2005
Company for	**$**	$	**$**	$
- audit services	**51,000**	45,000	**51,000**	45,000
- other assurance services	**-**	3,882	**-**	3,882
Total	**51,000**	48,882	**51,000**	48,882

25. FINANCING ARRANGEMENTS

The consolidated entity has access to the following lines	Consolidated		The Company	
of credit:	**2006**	2005	**2006**	2005
Total facilities available:	**$'000**	$'000	**$'000**	$'000
Long term loan	**7,078**	7,732	**7,078**	7,732
	7,078	7,732	**7,078**	7,732
Facilities utilised at balance date:				
Long term loan – Land Management Corporation	**7,078**	7,632	**7,078**	7,632
Long term loan – convertible loan(i)	**-**	100	**-**	100
	7,078	7,732	**7,078**	7,732

Notes:

(i) A convertible note was issued to M Monsour on 1 June 2005. This non-transferable note has a face value of $100,000, a 5 year maturity date and a coupon rate of 8%. This note was converted to equity on 2 August 2005.

Notes to the Financial Statements for the year ended 30 June 2006

26. DIRECTOR AND EXECUTIVE DISCLOSURE

Remuneration Philosophy

The performance of the Company depends upon the quality of its directors and executives. It is imperative that the Company attract and retain appropriately experienced and qualified directors and executives.

In accordance with best practice corporate governance, the structure of non-executive directors and executive management remuneration is separate and distinct.

Non-executive Director Remuneration

The board policy is to remunerate non-executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualifications appropriate to the development strategy of the Company's Intellectual Property.

Non-executive directors' fees are not linked to the performance of the Company. However, to align directors' interests with shareholder interests, the directors are encouraged to hold shares in the company and the directors are issued options to provide the necessary incentive to work and grow long-term shareholder value.

The remuneration of non-executive directors for the period ending 30 June 2006 is detailed in Table (a) of this note.

Senior Manager and Executive Director Remuneration

The board policy is to remunerate executive directors at a level that provides the Company with the ability to attract and retain executives with the experience and qualification appropriate to the development strategy of the Company's Intellectual Property.

The Company provides options to executives to provide the necessary incentive to work and grow long-term shareholder value.

Table (b) of this note provides details of remuneration of key executives of the company.

Table (c) of this note provides details of options issued as part of remuneration.

Employment Contracts

Dr Verma, Dr Bastiras and Dr Senn are employed under specific employment contracts, which commenced on 8 October 2004. All three executives must work for a minimum of 2 years from the date of the termination of "Deed of Company Arrangement" (13 October 2004) unless the company terminates employment. After this period the executives may terminate their employment by giving 3 months written notice. The company may terminate these employment agreements by providing 6 months written notice or provide payment in lieu of the notice period.

Mr Herrington is employed under a specific employment contract, which commenced on 6 March 2006. After completing a 3-month probationary period the contract duration is open–ended. Termination after this period is by notification in writing giving either, 1 week (service less than 6 months) or 1 months notice (service more than 6 months). The company may terminate this agreement by providing the same notice in writing or by providing payment in lieu of notice for said periods.

The company may terminate these contracts at any time without notice if serious misconduct has occurred. Where termination with cause occurs the executives are only entitled to that portion of remuneration up to the date of termination.

Notes to the Financial Statements for the year ended 30 June 2006

(a) Directors' Remuneration Summary

		Short Term		Post Employment	Share Based Payments		Performance Related
		Salary & Fees $	Non – Monetary $	Super – annuation $	Equity Options* $	Total $	%
Mr S Jones	2006	74,666	-	6,007	-	80,673	-
Chairman	2005	60,956	-	5,000	120,000	185,956	-
Dr W Hanisch	2006	113,395	-	6,605	-	120,000	-
Managing Director	2005	89,596	-	-	120,000	209,596	-
Dr M Verma	2006	165,138	2,335	14,862	-	182,335	-
Chief Operating Officer	2005	151,376	1,705	13,623	120,000	286,704	-
Dr M Monsour	2006	38,479	-	3,463	-	41,942	-
Non-executive Appointed 26 JUL 2005	2005	-	-	-	-	-	-
Mr G Thomas	2006	25,747	-	2,317	-	28,064	-
Non-executive Appointed 14 NOV 2006	2005	-	-	-	-	-	-

* The fair value of the options is estimated on the grant date using the Black Scholes option-pricing model calculated in accordance with AASB 2. The market price on the date of grant (30 May 2005) was $0.11.

(b) Remuneration of Key Executives

		Salary & Fees $	Short Term Non – Monetary $	Post Employment Super – annuation $	Share Based Payments Equity Options* $	Total $	Performance Related %
Mr J Yeates	2006	71,743	-	-	-	71,743	-
Chief Financial Officer	2005	55,076	-	-	40,000	95,076	-
Dr S Bastiras	2006	146,789	1,799	13,211	-	161,799	-
Chief Scientific Officer	2005	146,788	1,282	13,211	60,000	221,281	-
Dr C Senn	2006	93,028	18,753	9,908	-	121,689	-
Production Manager	2005	106,236	5,916	9,908	60,000	182,060	-
Mr R Herrington	2006	38,991	-	3,509	-	42,500	-
Quality Manager Commenced 6 MAR 2006	2005	-	-	-	-	-	-

(c) Remuneration Options: Granted and vested during the year

No remuneration options were granted during the financial year ended 30 June 2006.

2005	Vested	Granted	Grant Date	Value per Option	Exercise Price	Expiry Date	First Exercise Date	Last Exercise Date
Directors								
Mr S Jones	1,500,000	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 09	16 Dec 05	16 Dec 09
Dr M Verma	1,500,000	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 09	16 Dec 05	16 Dec 09
Dr W Hanisch	1,500,000	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 09	16 Dec 05	16 Dec 09
Specified Executives								
Mr J Yeates	1,000,000	1,000,000	30 May 05	$0.04	$0.12	30 May 10	30 May 05	30 May 10
Dr S Bastiras	1,500,000	1,500,000	30 May 05	$0.04	$0.12	30 May 10	30 May 05	30 May 10
Dr C Senn	1,500,000	1,500,000	30 May 05	$0.04	$0.12	30 May 10	30 May 05	30 May 10

Notes to the Financial Statements for the year ended 30 June 2006

(d) Compensation of Key Management Personnel

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Short-term	**791**	619	**791**	619
Post employment	**60**	42	**60**	42
Other long-term	**-**		**-**	
Termination benefits	**-**		**-**	
Equity options	**-**	520	**-**	520
	851	1,181	**851**	1,181

(e) Option holdings of Specified Directors and Specified Executives

2006	Held at 1 July 2005	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2006	Vested and Exercisable at 30 June 2006
Directors						
Mr S Jones	1,500,000	-	-	-	1,500,000	1,500,000
Dr M Verma	1,675,000	-	-	100,000	1,575,000	1,575,000
Dr W Hanisch	1,500,000	-	-	-	1,500,000	1,500,000
Specified Executives						
Mr J Yeates	1,000,000	-	-	-	1,000,000	1,000,000
Dr S Bastiras	1,574,306	-	-	-	1,574,306	1,574,306
Dr C Senn	1,571,766	-	-	-	1,571,766	1,571,766
Mr R Herrington	-	-	-	-	-	-

2005	Held at 1 July 2005	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2006	Vested and Exercisable at 30 June 2006
Directors						
Mr S Jones	-	1,500,000	-	-	1,500,000	1,500,000
Dr M Verma	175,000	1,500,000	-	-	1,500,000	1,675,000
Dr W Hanisch	-	1,500,000	-	-	1,500,000	1,500,000
Specified Executives						
Mr J Yeates	-	1,000,000	-	-	1,000,000	1,000,000
Dr S Bastiras	74,306	1,500,000	-	-	1,574,306	1,540,000
Dr C Senn	71,766	1,500,000	-	-	1,571,766	1,540,000

*Other changes represent options that expired or were forfeited during the year. No options held by specified directors or executives were vested but not yet exercisable.

Notes to the Financial Statements for the year ended 30 June 2006

(f) Equity Holdings of Directors and Specific Executives of the Company

2006	Held at 1 July 2005	Purchases	Received on exercise of options	Sales	Held at 30 June 2006
Directors					
Mr S Jones	51,730	50,000	-	-	101,730
Dr M Verma	184,323	30,000	-	-	214,323
Dr W Hanisch	247,119	-	-	-	247,119
Dr M Monsour	-	6,050,000	-	-	6,050,000
Mr G Thomas	-	-	-	-	-
Specified Executives					
Mr J Yeates	-	-	-	-	-
Dr S Bastiras	-	-	-	-	-
Dr C Senn	-	-	-	-	-
Mr R Herrington	-	-	-	-	-

2005	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
Directors					
Mr S Jones	-	51,730	-	-	51,730
Dr M Verma	4,323	180,000	-	-	184,323
Dr W Hanisch	-	247,119	-	-	247,119
Specified Executives					
Mr J Yeates	-	-	-	-	-
Dr S Bastiras	-	-	-	-	-
Dr C Senn	-	-	-	-	-

27. EVENTS SUBSEQUENT TO BALANCE DATE

Issue and Conversion of Convertible Notes to Shares

Subsequent to the balance date 6 convertible notes were issued under the Convertible Note Deed approved on 11 October 2004. Subsequent to the issue of these notes, 7,145,147 shares were issued to holders of convertible notes who exercised their rights to convert to shares.

Details of notes that were converted follow:

Number of notes	Value of each note	Date issued	Date converted	Weighted average conversion rate per share	Number of shares issued
5	100,000	7-26 JUL 2006	14 JUL – 9 AUG 2006	$0.06998	7,145,147

Possible Takeover

On 11 August 2006 the Directors of BresaGen Limited received an off market takeover offer for all of the issued capital in BresaGen from Hospira Holdings (S.A.) Pty Ltd, a wholly owned subsidiary of Hospira Inc.

Hospira is offering to acquire all outstanding fully paid ordinary shares in BresaGen for 14 cents per share in cash. Hospira is also separately offering to acquire all outstanding BresaGen share options from BresaGen optionholders. The price for options will be the difference between the 14 cents per share under the cash offer for shares and the exercise price of each option acquired. The closing date for this offer is 7.00pm on 25 September 2006.

Also, on 11 August 2006, CBio Limited completed the sale of a 19.95% shareholding interest in BresaGen to Hospira.

Notes to the Financial Statements for the year ended 30 June 2006

28. TRANSITION TO AIFRS

Impact of Adoption of AIFRS

The impact of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS	Consolidated 01 July 2005 $'000	Consolidated 30 June 2005 $'000	Consolidated 01 July 2004 $'000
Total equity under AGAAP	2,303	2,303	7,298
Adjustments to equity[(a)]	34	-	-
Total equity under AIFRS	2,337	2,303	7,298

(a) Derecognition of the general doubtful debts provision

Upon transition to AFIRS $200,000 was recognised for the year to 30 June 2005 to recognise share based payments through the Share Based Payment Reserve. A corresponding adjustment has been made through retained earning in the same period. Refer below for details of this adjustment.

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS	Consolidated Year ended 30 June 2005 $'000	Consolidated Half-Year ended 31 Dec 2004 $'000
Profit after tax as previously reported	**(8,093)**	(6,363)
Recognition of Share based payments[(b)]	**(200)**	-
Profit after tax under AIFRS	**(8,293)**	(6,363)

(b) Share based payment recognised under AASB 2 but not under AGAAP.

Explanation of Material Adjustments to the Cash Flow Statement

There are no material differences between the cash flow statement presented under AIFRS and those presented under AGAAP.

Director's Declaration

In accordance with a resolution of the directors of BresaGen Limited (the Company), we make the following statement:

In the opinion of the directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

  i. give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

  ii. comply with Accounting Standards and Corporations Regulations 2001; and

(b) subject to the inherent uncertainty regarding continuation as a going concern as expressed in note 2a to the financial report, that is, the ability of the Company to pay its debts as and when they fall due, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2006.

In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group, identified in Note 21 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Mr Stephen Jones

Chairman

Brisbane
8 September 2006

Auditor's Independence Declaration

Auditor's Independence Declaration to the Directors of BresaGen Limited

In relation to our audit of the financial report of BresaGen Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Alan H Herald
Partner
Date: 8 September 2006

Independent Audit Report

Independent audit report to members of BresaGen Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BresaGen Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independent Audit Report

ERNST & YOUNG

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of BresaGen Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of BresaGen Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation of Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 2 (a) "Basis of Preparation" to the financial statements, there is significant uncertainty as to whether the company and the consolidated entity will be able to continue as a going concern and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustment relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and the consolidated entity not be able to continue as a going concern.

Ernst & Young

Ernst & Young

Alan H Herald

Alan H Herald
Partner
Adelaide
Date: 8 September 2006

www.bresagen.com.au

www.bresagen.com.au

BresaGen Ltd
ABN 60 007 988 767

Appendix 4E

Preliminary Final Report

Year ended 30 June 2006 (current period)

and the year ended 30 June 2005 (previous corresponding period)

Results for announcement to the market

				$A'000
Revenue from ordinary activities	Up	86%	to	5,694
Profit/(Loss) from ordinary activities after tax attributable to members	Down	96%	to	(291)
Profit/(Loss) for the period attributable to members	Down	96%	to	(291)

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	2.65 cents	2.00 cents
Basic earnings/(loss) per share	(0.21) cents	(8.29) cents

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audited Annual Report.

Full Financial details of the Company are also contained in the attached audited Annual Report.